SIGMA LITHIUM SIGNS WITH A MAJOR BRAZILIAN BANK A US$100 MILLION COLLATERALIZED BANK GUARANTEE

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SUMMARY

•	Sigma Lithium signs a US$100 Million bank guarantee (“Bank Collateral”), fully collateralized by its clients through a blend of corporate guarantees, letters of credit and export receivables to be mutually agreed.
•	This is a key milestone for the Company to execute its growth plans in 2026 and finalize the construction of its second Greentech industrial plant to double its production capacity from 270,000t to 520,000t annually.
•	The Bank Collateral enables Sigma Lithium to access development bank financing made available to the Company.
•	Sigma Lithium is the engine of growth of Vale do Jequitinhonha, employing 13,000 people directly and indirectly, while benefitting an additional 21,000 people through its social inclusion programs.
o	The Expansion will further promote the continuous economic growth of the Jequitinhonha Valley through a proportional increase in both employment and social inclusion beneficiaries.
o	10 years ago, before the Company became the largest lithium industrial mineral producer in the Americas, the region was the second poorest in the country and currently it grows by over 10% annually.

São Paulo, April 2, 2026 – Sigma Lithium Corporation (NASDAQ: SGML, TSX-V:SGML BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security, announces the signing of an US$100 million collateralized bank guarantee with a major Brazilian bank. The bank guarantee (“fiança bancária”) is to be collateralized by its clients, through a blend of corporate guarantees, letters of credit and export receivables to be mutually agreed amongst the parties.

The bank guarantee will support the construction and installation of Sigma Lithium’s Greentech Industrial Plant 2, increasing the Company’s nameplate annual production capacity of high-grade premium lithium oxide concentrate from 270,000 tonnes to 520,000 tonnes. Sigma Lithium’s Greentech Industrial Plant 2 will replicate the same environmentally sustainable technologies and processes currently used in the Company’s operating Greentech Industrial Plant 1.

The Bank Guarantee is subject to, amongst other typical terms and conditions, the completion of the negotiation of definitive written agreement(s) with all the parties, which are to be consistent with the agreed terms contained in the preliminary agreement signed in the letter of intention ..

Ana Cabral, Co-Chairperson of Sigma Lithium, said: “The support from our banking partners in Brazil and global clients for our lithium oxide underscores the strength of these relationships, the competitiveness of our industrialized product and their confidence in our management team and business strategy.

Ms. Cabral added: “Furthermore, this expansion reinforces our commitment to fostering sustained economic growth and prosperity in the communities of the Jequitinhonha Valley. Since Sigma Lithium´s initial investments in the region dating back to 2012, when it was still a private company, we have dreamed of transforming the future of our neighbors in this historically impoverished region through the successful implementation of a globally competitive lithium industry. That prosperity became a reality 14 years later, driven by the significant economic development generated by the Company´s shareholders investments in building and implementating the fifth-largest global lithium industrial-mineral complex in the Vale do Jequitinhonha, now the largest producer in the Americas of industrialized lithium oxide”

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ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”) is the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Greentech Industrial Plant combines dry stacking, the reuse of 100% of water, zero use of toxic chemicals and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double production capacity to 520,000 tonnes. For more information about Sigma Lithium, visit our website

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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